Exhibit 21.1
Subsidiaries of Registrant

Name	State of Organization
CreditComm Services LLC	Delaware
Intersections Health Services, Inc.	Delaware
Intersections Insurance Services, Inc.	Illinois
Intersections Business Services, LLC	Delaware
Captira Analytical, LLC	Delaware
Net Enforcers, Inc.	Florida
Intersections Marketing Services, Inc.	Delaware